Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-203127

Host Hotels & Resorts, L.P.

Final Term Sheet

March 9, 2017

Issuer:	Host Hotels & Resorts, L.P., a Delaware limited partnership

Ratings (Moody’s / S&P / Fitch)*:	Baa2 (Stable) / BBB- (Stable) / BBB (Stable)

Title of Securities:	3.875% Series G Senior Notes due 2024

Aggregate Principal Amount:	$400,000,000

Trade Date:	March 9, 2017

Settlement Date:	March 20, 2017 (T+7)

Final Maturity Date:	April 1, 2024

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2017

Record Dates:	May 1 and November 1

Price to Public:	99.575%, plus accrued interest from March 20, 2017

Gross Proceeds:	$398,300,000

Coupon:	3.875%

Yield to Maturity:	3.944%

Spread to Benchmark Treasury:	+152 basis points

Benchmark Treasury:	UST 2.125% due February 29, 2024

Benchmark Treasury Yield:	2.424%

Optional Redemption:

At any time, the Notes may be redeemed, in whole or in part, at a price equal to 100% of their principal amount, plus the Make-Whole Premium (T + 25 bps), plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

If the Notes are redeemed on or after 60 days before maturity, the redemption price will be equal to 100% of the principal amount of the Series G senior notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

CUSIP / ISIN:	44107T AX4 / US44107TAX46

Use of Proceeds:

The Company estimates that the net proceeds from the sale of the notes will be approximately $395 million, after deducting the underwriting discount, fees and expenses payable by us.

The Company intends to use the net proceeds from the sale of the Series G senior notes to repay a portion of its borrowings under the revolving portion of our Credit Facility, including amounts borrowed in connection with the acquisition of the W Hollywood, and for general corporate purposes. Pending application of the net proceeds, the Company may invest the net proceeds in short-term securities.

Underwriters:

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

Other Relationships:	Certain of the underwriters or their affiliates participate in, or are lenders under, our Credit Facility and, as a result of the repayment thereof with proceeds from this offering, as set forth under the heading “Use of Proceeds,” will receive a portion of the net proceeds from this offering.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at (800) 503-4611, or e-mail: prospectus.CPDG@db.com, Goldman, Sachs & Co. at (866) 471-2526 or e-mail: prospectus-ny@ny.email.gs.com or Wells Fargo Securities, LLC at (800) 645-3751 or e-mail: wfscustomerservice@wellsfargo.com.